Filed pursuant to Rule 253(g)(2)

File No. 024-10987

ERC HOMEBUILDERS 1, INC.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated December 20, 2019 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1772602/000110465919075409/tm19267841_253g2.htm.

More recent financial information about the company is available in its 2018 Annual Report filed on Form 1-K, available here:  https://www.sec.gov/Archives/edgar/data/1772602/000110465920073365/tm2022619d1_1k.htm, and is hereby incorporated by reference herein.

SUPPLEMENT TO OFFERING CIRCULAR DATED DECEMBER 20, 2019

THIS SUPPLEMENT IS DATED JUNE 18, 2020

We have determined that the price for each share of our Class A Preferred Stock will be $6.15. The information in the Offering Circular, including “Dilution,” and “Use of Proceeds to Issuer,” is qualified by reference to the new price.